SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                     FORM 15

   Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

                        Commission File Number 001-10997


                               Integon Corporation
             (Exact name of registrant as specified in its charter)

                              500 West Fifth Street
                       Winston-Salem, North Carolina 27152
                                 (910) 770-2000
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                  Common Stock
                       $3.875 Convertible Preferred Stock
                        10 3/4% Capital Securities
            (Title of each class of securities covered by this Form)

                                      None
    (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)       [  ]         Rule 12h-3(b)(1)(ii)           [  ]
     Rule 12g-4(a)(1)(ii)      [  ]         Rule 12h-3(b)(2)(i)            [  ]
     Rule 12g-4(a)(2)(i)       [  ]         Rule 12h-3(b)(2)(ii)           [  ]
     Rule 12g-4(a)(2)(ii)      [  ]         Rule 15d-6                     [  ]
     Rule 12h-3(b)(1)(i)       [X]

 Approximate number of holders of record as of the certification or notice date:
                  Common Stock:  One holder.
                  $3.875 Convertible Preferred Stock:  No holders.
                  10 3/4% Capital Securities:  No holders.

         Pursuant to the requirements of the Securities Exchange Act of 1934, Integon Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  January 1, 1998                   By:  /s/ Sheena E. Poe, Vice President